UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Palmetto Bancshares, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

697062107

 (CUSIP number)

October 7, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 697062107	Page 2 of 16 Pages

1.	Name of Reporting Person Sandler O'Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 4,000,000 7. Sole Dispositive Power 8. Shared Dispositive Power 4,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 8.58%
12.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 697062107	Page 3 of 16 Pages

1.	Name of Reporting Person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 2,288,144 7. Sole Dispositive Power 8. Shared Dispositive Power 2,288,144

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,288,144
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 4.91%
12.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 697062107	Page 4 of 16 Pages

1.	Name of Reporting Person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 60,140 7. Sole Dispositive Power 8. Shared Dispositive Power 60,140

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,140
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.13%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 697062107	Page 5 of 16 Pages

1.	Name of Reporting Person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 240,702 7. Sole Dispositive Power 8. Shared Dispositive Power 240,702

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 240,702
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.52%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 697062107	Page 6 of 16 Pages

1.	Name of Reporting Person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 1,377,375 7. Sole Dispositive Power 8. Shared Dispositive Power 1,377,375

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,377,375
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 2.95%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 697062107	Page 7 of 16 Pages

1.	Name of Reporting Person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 608,744 7. Sole Dispositive Power 8. Shared Dispositive Power 608,744

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 608,744
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 1.31%
12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 697062107	Page 8 of 16 Pages

1.	Name of Reporting Person Malta MLC Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 609,927 7. Sole Dispositive Power 8. Shared Dispositive Power 609,927

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 609,927
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 1.31%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 697062107	Page 9 of 16 Pages

1.	Name of Reporting Person Malta MLC Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 180,035 7. Sole Dispositive Power 8. Shared Dispositive Power 180,035

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,035
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	¨
11.	Percent of Class Represented by Amount in Row (9) 0.39%
12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 697062107	Page 10 of 16 Pages

1.	Name of Reporting Person SOAM Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 923,077 7. Sole Dispositive Power 8. Shared Dispositive Power 923,077

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 923,077
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 1.98%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.697062107	Page 11 of 16 Pages

1.	Name of Reporting Person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 4,000,000 7. Sole Dispositive Power 8. Shared Dispositive Power 4,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 8.58%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.697062107	Page 12 of 16 Pages

Item 1(a).     Name of Issuer:
   Palmetto Bancshares, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
                              301 Hillcrest Drive, PO Box 49, Laurens, SC 29360

Item 2(a).     Name of Person Filing:

This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII"), Malta Offshore, Ltd., a Cayman Islands company ("MO"), Malta MLC Fund, L.P., a Delaware limited partnership ("MLC"), and Malta MLC Offshore, Ltd., a Cayman Islands company ("MLCO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII and MLC, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, (vii) MLC, with respect to shares of Common Stock beneficially owned by it, (viii) MLCO, with respect to shares of Common Stock beneficially owned by it, and (ix) Terry Maltese as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, MO, MLC, and MLCO; and as managing member of SOAM Ventures, LLC ("Ventures"), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. ("SCP"), a Delaware limited partnership of which Ventures is the management company.  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

Item 2(b).     Address of Principal Business Office:

The address of the principal offices of each of MP, MHF, MHFII, MLC, SCP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO and MLCO is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

Item 2(c).     Citizenship:
Mr. Maltese is a U.S. Citizen.

Item 2(d).     Title of Class of Securities:
                             Common Stock

Item 2(e).     CUSIP Number:
697062107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

SCHEDULE 13G

CUSIP No.697062107	Page 13 of 16 Pages

Item 4.   Ownership.

 (a) and (b)  Based upon an aggregate of 46,617,255 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on October 8, 2010:

(i)	MP beneficially owned 60,140 shares of Common Stock, constituting 0.13% of the shares outstanding.
(ii)	MHF beneficially owned 240,702 shares of Common Stock, constituting approximately 0.52% of the shares outstanding.
(iii)	MHFII beneficially owned 1,377,375 shares of Common Stock, constituting approximately 2.95% of the shares outstanding.
(iv)	MO beneficially owned 608,744 shares of Common Stock, constituting approximately 1.31% of the shares outstanding.
(v)	MLC beneficially owned 609,927 shares of Common Stock, constituting approximately 1.31% of the shares outstanding.
(vi)	MLCO beneficially owned 180,035 shares of Common Stock, constituting approximately 0.39% of the shares outstanding.
(vii)	SCP beneficially owned 923,077 shares of Common Stock, constituting approximately 1.98% of the shares outstanding.
(viii)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, MLC, MLCO and as an affiliate of Ventures, management company for SCP, SOAM may be deemed to beneficially own the 60,140 shares owned by MP, the 240,702 shares owned by MHF, the 1,377,375 shares owned by MHFII, the 608,744 shares owned by MO, the 609,927 shares owned by MLC, the 180,035 shares owned by MLCO, and the 923,077 shares owned by SCP, or an aggregate of 4,000,000 shares of Common Stock, constituting approximately 8.58% of the shares outstanding.

(ix)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MHFII, and MLC, Holdings may be deemed to beneficially own the 60,140 shares owned by MP, the 240,702 shares owned by MHF, the 1,377,375 shares owned by MHFII, and the 609,927 shares owned by MLC or an aggregate of 2,288,144 shares of Common Stock, constituting approximately 4.91% of the shares outstanding.

(x)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings, SOAM, and Ventures, Mr. Maltese may be deemed to beneficially own the 60,140 shares owned by MP, the 240,702 shares owned by MHF, the 1,377,375 shares owned by MHFII, the 608,744 shares owned by MO, the 609,927 shares owned by MLC, the 180,035 shares owned by MLCO, and the 923,077 shares owned by SCP, or an aggregate of 4,000,000 shares of Common Stock, constituting approximately 8.58% of the shares outstanding.

(xi)	In the aggregate, the Reporting Persons beneficially own 4,000,000 shares of Common Stock, constituting approximately 8.58% of the shares outstanding.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:

No Reporting Person has sole power to vote or to direct the vote over the shares held by such Reporting Person.

SCHEDULE 13G

CUSIP No.697062107	Page 14 of 16 Pages

(ii) Shared power to vote or to direct the vote:

MP:             60,140      MO:      608,744     SCAP:              923,077       MR. MALTESE: 4,000,000
MHF:        240,702      MLC:    609,927    HOLDINGS: 2,288,144
MHFII:  1,377,375      MLCO: 180,035     SOAM:          4,000,000

(iii)	Sole power to dispose or to direct the disposition of:

No Reporting Person has sole power to dispose or to direct the disposition over the shares held by such Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

MP:             60,140      MO:      608,744     SCAP:              923,077    MR. MALTESE: 4,000,000
MHF:        240,702      MLC:    609,927    HOLDINGS: 2,288,144
MHFII:  1,377,375      MLCO: 180,035     SOAM:          4,000,000

Each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares in excess of their actual beneficial ownership thereof.

Item 5.   Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                      Identification and Classification of Members of the Group.

Not applicable.

Item 9.                      Notice of Dissolution of Group.

Not applicable.

Item 10.                      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:  [Exhibit I:  Joint Acquisition Statement, dated as of October 15, 2010.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC,	By:	SOAM Holdings, LLC,
	the sole general partner		the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Director		the sole general partner

		By:	/s/ Terry Maltese
Terry Maltese
Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O'Neill Asset
Management LLC

By:	SOAM Venture Holdings, LLC	By:	/s/ Terry Maltese
Terry Maltese
By:	/s/ Terry Maltese		President
Terry Maltese
Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
Managing Member

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 15, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC,	By:	SOAM Holdings, LLC,
	the sole general partner		the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Director		the sole general partner

		By:	/s/ Terry Maltese
Terry Maltese
Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O'Neill Asset
Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
Terry Maltese
By:	/s/ Terry Maltese		President
Terry Maltese
Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
Managing Member

SK 27061 0001 1138940